Mail Stop 4561

July 25, 2008

John Busshaus
Chief Financial Officer
Wizzard Software Corporation
5001 Baum Boulevard
Pittsburgh, PA 15213

       Re: **Wizzard Software Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed May 9, 2008
              File No. 001-33935

Dear Mr. Busshaus:

      We have reviewed your response letter dated July 11, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 13, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   We note you provided multiple draft disclosures as exhibits to your response letter dated July 11, 2008. Please confirm to us you will include similar disclosures in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 15

2.   Your modified MD&A disclosure in response to prior comment number 2 with respect to celebrity agreements indicates that you signed certain celebrities to exclusive advertising and marketing partnerships "in return for free hosting and distribution." Please clarify the function of these partnerships including the relationship of the celebrity to the advertising and marketing partnerships. In addition, describe the accounting implications of these agreements and the expected impact on your future results.

3.   You have not indicated in your response to prior comment number 2 whether there are any material agreements required to be filed under Item 601 of Regulation S-K. Please indicate whether you have any material contracts required to be filed under this rule and, if so, when you intend to file them.

Item 8. Financial Statements

Statement of Operations, page 32

4.   Your response to prior comment number 4 indicates that you did not separate podcast hosting and advertising revenue because these categories represent less than 10% of total revenue. Based on your draft MD&A disclosures, you indicate that revenue from your podcasting business is generated from publisher services, data transfer services, and advertising revenue. The combined revenue from these services appears to be approximately $1.2 million, which represents 24% of total revenue for 2007. Please revise your Statement of Operations presentation in future filings to separately state your product and service revenues and the related costs or further clarify your response. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 7. Capital Stock

Preferred Stock, page 45

5.   Your response to prior comment number 8 does not appear to provide us with sufficient information to evaluate whether bifurcation of the conversion option was required. You reference the definition of a payment provision in paragraph 7 of SFAS No. 133 and it is unclear to us why this is relevant to your facts and circumstances. We believe that your analysis should begin in paragraph 12 and proceed to paragraphs 6 through 11 of the standard. In summary, it appears that the conversion option under certain triggering events as specified in Section

9(b)(B) of the Certificate of Designation of Preferences, Rights and Limitations of Series A 7% Convertible Preferred Stock includes an underlying and a notional as well as the remaining features of a derivative. Further, settlement appears to involve interaction between the underlying and the notional rendering your analysis of paragraph 7 unclear. If you continue to believe that paragraph 7 is relevant to the analysis and you can clarify your position, please do so in your response. Otherwise, provide the full analysis required by paragraph 12 of the standard, which may also require an additional analysis under EITF 00-19.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures

6.   We note your disclosure that you identified a material weakness in your internal controls over financial reporting as of March 31, 2008. However, it does not appear that your certifying officers have reached a conclusion on the effectiveness of your disclosure controls and procedures. Please revise future filings to definitively state your certifying officers' conclusions on the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

7.   We note your statement that there were no changes in your internal control over financial reporting "except as noted below." Please revise future filings to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief